Capital Bank Financial Corp.

121 Alhambra Plaza, Suite 1601

Coral Gables, FL 33134

May 21, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Christian Windsor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Capital Bank Financial Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed April 25, 2012

File No. 333-175108

Dear Mr. Windsor:

On behalf of Capital Bank Financial Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 5 (“Amendment No. 5”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

Amendment No. 5 reflects certain revisions of the Registration Statement in response to the comment letter dated May 14, 2012 from the staff of the Commission (the “Staff”). Amendment No. 5 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of Amendment No. 5.

Christian Windsor

U.S. Securities and Exchange Commission

Risk Factors

Our business is highly susceptible to credit risk, page 18

1.	Revise this risk factor to discuss the increase in your non-performing loans to total loans in 2011 and that the percentage has increased over 2010.

Response: In response to the Staff’s comment, the Company has revised page 19 of Amendment No. 5 to discuss the increase in our non-performing loans to total loans in 2011.

As a public company, we will be required to meet periodic reporting requirements..., page 28

2.	Revise this risk factor to provide additional disclosure about the material weakness discovered as part of the audit of the 2011 FYE financials. Present the information so that investors are able to understand the risk associated with investing in your company that has a material weakness. In particular, please clarify for investors, if true, that the weakness has not been remediated. Consider presenting the information in a separate risk factor that discusses these specific risks apart from the overall risks associated with your new regulatory compliance burden.

Response: In response to the Staff’s comment, the Company has revised pages 28, 29 and 64 of Amendment No. 5 to discuss the material weakness discovered as part of the audit of the 2011 FYE financials and to clarify the status of our ongoing remediation efforts.

We are an emerging growth company..., page 28

3.	We note your qualification as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. We further note your risk factor on page 28 where you explain that this election allows you certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Please revise your next amendment to enhance this risk factor to state specifically that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: In response to the Staff’s comment, the Company has revised page 29 of Amendment No. 5 to discuss the JOBS Act and the Company’s election under Section 102(b) thereof. In addition, we have also revised page 120 to include a similar statement in our critical accounting policy disclosure.

Christian Windsor

U.S. Securities and Exchange Commission

Unaudited Pro Forma Condensed Combined Financial Information, page 51

4.	We note you label the table on page 55 as a reconciliation of the estimated contractual receivable to the estimated carrying amount of loans acquired in the Green Bankshares transaction. It appears this table relates to the Southern Community Financial transaction. Please revise in your next amendment or advise otherwise.

Response: In response to the Staff’s comment, the Company has revised page 55 of Amendment No. 5 to correct the reference to Green Bankshares and clarify that the table reconciles the estimated contractual receivables to the estimated carrying amount of loans acquired in Southern Community Financial transaction.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Material Trends and Developments, page 60

5.	We note your disclosure of the material weakness related to third party data inputs used in the accounting of impaired loans under ASC Topic 310-30. Please tell us the following related to this material weakness:

•	Tell us in detail how you identified the control deficiencies.

Response: The control deficiency that resulted in the conclusion that a material weakness existed at December 31, 2011 was identified by our third-party vendor as a result of assisting management in responding to inquiries from our independent registered certified public accounting firm during the audit of the Company’s 2011 financial statements (specifically, procedures relating to the independent auditor’s review of the fourth quarter re-estimation of expected cash flows for acquired impaired loans). The inquiries were pursued by the Company and its auditor because of unexplained modeling differences between the auditor’s independent estimation using its own proprietary model of the cash flow re-estimation based on management’s assumptions.

•	Tell us more specifically the nature of the material weakness and how it impacted your ASC 310-30 calculations.

Response: In connection with the inquiries described above, an error was identified in a spreadsheet formula utilized to estimate the collateral value of loans collateralized by real estate as of the fourth quarter modeling date based upon the most recent collateral value information recorded in the Company’s loan application. The formula uses index values from available market value pricing sources to estimate collateral value and assign loss given default values for the Company’s cash flow modeling process. The formula inadvertently inverted the numerator and denominator in the calculation, resulting in overstatement of collateral values and understatement of loss given default

Christian Windsor

U.S. Securities and Exchange Commission

assumptions used for the fourth quarter cash flow estimation process. This resulted in an initial overstatement of expected cash flows and understatement of impairment of acquired impaired loans by $6.1 million, partially offset by an understatement of the accretion of the indemnification asset by $1.7 million, leading to a net decrease to after tax net income of $2.7 million. This error was corrected prior to the issuance of audit opinion and the filing of the financial statements of the Company and its subsidiaries with the Commission but subsequent to the filing of the Company’s reports to bank regulators.

•	Tell us the specific measures implemented to address the control deficiencies.

Response: The Company has strengthened existing controls over the third-party vendor’s role in the Company’s process of estimating the allowance for loan losses required and accretion income on purchased credit impaired loans. Management has hired additional employees to oversee, and allocated additional personnel resources to, the estimation process and has also added several control points to the development of the manual and spreadsheet outputs generated by the third party. These measures are designed to provide a more thorough internal review of the outputs generated by the third party vendor.

•	Tell us how you determined the extent to which earlier interim or annual periods were affected by these control deficiencies.

Response: The erroneous formula only impacted the fourth quarter re-estimation because the manual spreadsheet was first developed and put into use in the fourth quarter of 2011 in connection with adopting a more granular approach to estimating current collateral values based on MSA-level rather than state-level data inputs. In previous periods, the third party used its existing systems to roll forward collateral values.

•

Tell us how you determined that your accounting for impaired loans under ASC Topic 310-30 was appropriately stated in prior periods. Quantify the amount of any change in reported amounts that your analysis revealed.

Response: As discussed above, the erroneous formula was not utilized in periods prior to the fourth quarter of 2011. Accordingly, no changes in prior period reported amounts were identified.

Christian Windsor

U.S. Securities and Exchange Commission

Results of Operations, page 64

6.	On page 63, you indicate that Return on Assets is one of the key metrics that management looks at in evaluating your performance. In the fiscal year ended December 31, 2011, your ROA, and Return on Equity both declined over 2010. We note that you attribute part of the decline in ROA and ROE to the payment of termination fees for service contracts. Please revise this section to clarify whether management believes that the decline in ROA will reverse in coming periods and the reason for that belief.

Response: In response to the Staff’s comment, the Company has revised pages 80 and 81 of Amendment No. 5 to supplement the discussion of the trends in the Company’s ROA and ROE.

Financial Statements of Capital Bank Financial Corp., beginning on page F-3

Note 1. Summary of Significant Accounting Policies, page F-9

Loss Contingencies, Contingent Value Rights and Loss Share True Up Liabilities, page F-17

7.	Please revise to specifically discuss how your accounting policy for contingent value rights (CVR) complies with ASC 805-30. Discuss how you accounted for the CVR’s at issuance, how you are accounting for them between periods and how you will account for any future payments.

Response: In response to the Staff’s comment, the Company has revised pages F-61 and F-62 of Amendment No. 5 to supplement the discussion of our accounting policy for contingent value rights (“CVRs”).

8.	Please revise to disclose a summary of issuances of CVR’s by acquisition, including the amount per CVR that is payable, the number of shares to which the CVR’s are attached, the total amount potentially payable, the amount recognized at issuance and the change in value between periods. For each issuance, provide a summary of the material factors that would trigger payment and discuss the milestones that have been reached towards achieving those triggers.

Response: In response to the Staff’s comment, the Company has revised pages F-61 and F-62 of Amendment No. 5 to disclose additional summary information relating to the issuances of CVRs.

Christian Windsor

U.S. Securities and Exchange Commission

9.	Please revise the footnotes to the pro forma financial statements to specifically discuss how you will account for the CVR’s to be issued in the acquisition of Southern Community Financial Corporation.

Response: In response to the Staff’s comment, the Company has revised pages 56, 58 and 60 of Amendment No. 5 to supplement the discussion of the accounting for the CVRs to be issued in the acquisition of Southern Community Financial Corporation.

Fair Value of Financial Instruments, page F-17

10.	Please revise to correct the reference to Note 15, or advise.

Response: In response to the Staff’s comment, the Company has revised page F-62 of Amendment No. 5 to correct the reference to Note 15 and to instead reference Note 19—Fair Value.

*    *    *    *    *    *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian Windsor

U.S. Securities and Exchange Commission

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Shapiro at (212) 403-1314.

Sincerely,

/s/ Christopher G. Marshall
Christopher G. Marshall
Chief Financial Officer

cc:	David E Shapiro, Esq.

Mark F. Veblen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52 Street

New York, NY 10019

Lee A. Meyerson, Esq.

Lesley Peng, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10016